UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.1)*

CalAmp Corp.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

128126109

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128126109

1.	Name of Reporting Person Charles W. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 987,000 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 987,000 (1)

11.	Aggregate Amount Beneficially Owned by The Reporting Person 987,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4% (2)

14.	Type of Reporting Person IN

CUSIP No. 128126109

1.	Name of Reporting Person EchoStar Corporation

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 987,000 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 987,000 (1)

11.	Aggregate Amount Beneficially Owned by The Reporting Person 987,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4% (2)

14.	Type of Reporting Person HC-CO

CUSIP No. 128126109

1.	Name of Reporting Person EchoStar Technologies L.L.C.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 987,000 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 987,000 (1)

11.	Aggregate Amount Beneficially Owned by The Reporting Person 987,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4% (2)

14.	Type of Reporting Person OO

CUSIP No. 128126109

1.	Name of Reporting Person DISH Network Corporation

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by The Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person HC-CO

CUSIP No. 128126109

1.	Name of Reporting Person DISH Orbital Corporation

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization COLORADO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by The Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person HC-CO

CUSIP No. 128126109

1.	Name of Reporting Person DISH DBS Corporation

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization COLORADO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by The Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person HC-CO

(1) Represents 987,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of CalAmp Corp., a Delaware corporation (the “Issuer”).

(2) Unless otherwise noted, the percentages reported in this Schedule 13D are based upon 28,761,926 shares of Common Stock outstanding as of June 22, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended May 31, 2012.

This Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) by Charles W. Ergen (“Mr. Ergen”), EchoStar Corporation, a Nevada corporation (“EchoStar”), EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation), a Texas limited liability company (“ETC”), DISH Network Corporation (formerly known as EchoStar Communications Corporation), a Nevada corporation (“DISH”), DISH Orbital Corporation (formerly known as EchoStar Orbital Corporation), a Colorado corporation (“DOC”) and DISH DBS Corporation (formerly known as EchoStar DBS Corporation), a Colorado corporation (“DDBS” and, together with DISH and DOC, the “DISH Entities”) constitutes (i) Amendment No. 1 amending the Statement on Schedule 13D filed by Mr. Ergen, the DISH Entities and ETC  (collectively, the “Original Reporting Persons”) with the Commission on December 26, 2007 (the “Original Schedule 13D”) and (ii) the initial Statement on Schedule 13D by EchoStar (EchoStar together with ETC, the “EchoStar Entities” and, EchoStar together with the Original Reporting Persons, the “Reporting Persons”) relating to the shares of the Issuer referred to herein.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

Effective January 1, 2008, DISH completed its distribution to EchoStar of its digital set-top box business and certain infrastructure and other assets, including certain of its satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities (such transaction, the “Spin-off”).  Upon the completion of the Spin-off, ETC, which had been a wholly-owned subsidiary of the DISH Entities until then, became a wholly-owned subsidiary of EchoStar.  As a result, effective January 1, 2008, none of the DISH Entities owned any shares of Common Stock of the Issuer.  While DISH and EchoStar have operated as separate publicly-traded companies and neither entity has any ownership interest in the other, a substantial majority of the voting power of the shares of DISH and EchoStar is owned beneficially by Mr. Ergen or by certain trusts established by Mr. Ergen for the benefit of his family.

ITEM 1.                                                Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1401 N. Rice Avenue, Oxnard, CA 93030.

ITEM 2.                                                Identity and Background

(a) This statement is being filed jointly by the Reporting Persons.  Mr. Ergen owns a substantial majority of the outstanding voting power of the shares of DISH and EchoStar.  EchoStar owns all of the outstanding equity interests in ETC.  DISH owns all of the outstanding capital stock of DOC.  DOC owns all of the outstanding capital stock of DDBS.  Prior to the completion of the Spin-off, DDBS owned all of the outstanding capital stock of ETC.

(b) The address of Mr. Ergen and the address of the principal business and principal office of each of the DISH Entities is c/o DISH Network Corporation, 9601 S. Meridian Blvd., Englewood, Colorado 80112.  The address of the principal business and principal office of each of the EchoStar Entities is c/o EchoStar Corporation, 100 Inverness Terrace E., Englewood, Colorado 80112.

(c) Mr. Ergen is the Chairman of DISH and EchoStar.  The principal business of each of the DISH Entities is to provide satellite-delivered digital television to customers across the United States.  The principal business of ETC is to design, develop and distribute digital set-top boxes and related equipment.  The principal business of EchoStar is to act as a holding company, whose subsidiaries design, develop and distribute digital set-top boxes and related equipment, lease satellite capacity, and provide satellite broadband Internet access to North American consumers and broadband network services and systems to the domestic and international enterprise markets.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ergen is a citizen of the United States.  DISH and EchoStar are organized in the State of Nevada.  DOC and DDBS are organized in the State of Colorado.  ETC is organized in the State of Texas.

ITEM 3.                                                Source and Amount of Funds or Other Consideration

Pursuant to the Settlement Agreement between the Issuer and ETC, dated December 14, 2007, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference (the “Settlement Agreement”), the Original Reporting Persons acquired on that date, inter alia, beneficial ownership of 1,350,000 shares of Common Stock (including a warrant to purchase 350,000 shares of Common Stock at a price of $3.72 per share (the “Warrant”), which was 110% of the volume-weighted average price of the Issuer’s Common Stock for the 120 calendar days immediately preceding the date of the Settlement Agreement, exercisable for three years, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference).  Upon the completion of the Spin-off, ETC, which had been a wholly-owned subsidiary of the DISH Entities until then, became a wholly-owned subsidiary of EchoStar.

ITEM 4.                                                Purpose of Transaction

The Original Reporting Persons acquired the Common Stock of the Issuer and the Warrant in settlement of certain claims that ETC had against the Issuer.  The Reporting Persons intend to exercise fully their rights as shareholders, as applicable, subject to the various agreements described in Item 6 of this Schedule 13D.

Depending on their evaluation of various factors, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations, the Reporting Persons may take such actions with respect to their holdings in the Issuer, as applicable, as they deem appropriate in light of circumstances existing from time to time.  Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.  In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.  Further, the Reporting Persons reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the shareholders of the Issuer.

ITEM 5.                                                Interest in Securities of the Issuer.

(a)                                 Each of the Original Reporting Persons beneficially owned, as of December 14, 2007, 1,350,000 shares of Common Stock, representing 5.4% of the outstanding Common Stock of the Issuer after giving effect to conversion and exercise of all shares underlying the Warrant.  The percentage referred to in the immediately preceding sentence is based upon 23,815,342 shares of Common Stock outstanding as of October 1, 2007 (as reported in the Issuer’s Form 10-Q for the quarter ended September 1, 2007), plus 1,000,000 shares of Common Stock acquired by ETC on December 14, 2007, plus the Warrant to purchase 350,000 shares of Common Stock at a price of $3.72 per share that ETC obtained on December 14, 2007.

Each of Mr. Ergen and the EchoStar Entities beneficially owns, as of the date hereof, 987,000 shares of Common Stock, representing 3.4% of the outstanding Common Stock. The percentage referred to in the immediately preceding sentence is based upon based upon 28,761,926 shares of Common Stock outstanding as of June 22, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended May 31, 2012.

(b)                                 Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 987,000 shares of Common Stock

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 987,000 shares of Common Stock

(c) On August 27, 2012, the EchoStar Entities sold on the open market a total of 13,000 shares of Common Stock owned by them, at a price of $7.0066 per share.  Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any shares of Common Stock.

(d) Not applicable.

(e)  As a result of the Spin-off, effective January 1, 2008, none of the DISH Entities owned any shares of Common Stock.  Based on share information reported in the Issuer’s filings made with the Commission, beginning on approximately December 22, 2009, solely as a result of changes in the aggregate number of shares of Common Stock outstanding, each of Mr. Ergen and the EchoStar Entities ceased to own more than five percent of the outstanding shares of Common Stock.

ITEM 6.                                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of December 14, 2007, in connection with the transactions described in this Schedule 13D, ETC and the Issuer entered into (a) the Settlement Agreement; (b) the Warrant; (c) a Voting and Lock-Up Agreement; (d) a Registration Rights Agreement; and (e) a $5,000,000 Subordinated Promissory Note, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, to this Schedule 13D.  Except as set forth in this Schedule 13D or filed in the Exhibits hereto, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Settlement Agreement

Under terms of the Settlement Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference, the Issuer agreed, among other things, to:

•                  issue 1,000,000 shares of Common Stock to ETC (the “Settlement Shares”);

•                  issue to ETC a three-year warrant to purchase an additional 350,000 shares of Common Stock (the “Warrant Shares”) at a price of $3.72 per share; and

•                  issue a $5 million subordinated promissory note to ETC a copy of which is attached hereto as Exhibit 99.5, and incorporated herein by reference.

Warrant

Under the terms of the Warrant, which is filed as Exhibit 99.2 to this Schedule 13D, and incorporated herein by reference, ETC had the right to purchase 350,000 shares of Common Stock from the Issuer at a price of $3.72 per share.  The exercise price per share of Common Stock under the Warrant was 110% of the volume-weighted average price of the Issuer’s Common Stock for the 120 calendar days immediately preceding the date of the Settlement Agreement.  The Warrant was exercisable until December 14, 2010, at which time it expired unexercised.

Voting and Lock-Up Agreement

Under the terms of the Voting and Lock-Up Agreement, which is filed as Exhibit 99.3 to this Schedule 13D, and incorporated herein by reference, ETC agreed to: (i) restrictions on 500,000 of the Settlement Shares and the Warrant Shares that limits sales of such shares to 285,000 in the aggregate in any one-year period following December 14, 2007; and (ii) the voting of its Settlement Shares and Warrant Shares either with the recommendation of the Issuer’s Board of Directors or in the same proportion as all other outstanding shares of the Issuer.

Registration Rights Agreement

In connection with the Settlement Agreement, ETC entered into Registration Rights Agreement with the Issuer, dated December 14, 2007, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference. The Registration Rights Agreement entitles ETC to certain registration rights with respect to the Settlement Shares and Warrant Shares.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit Number	Description

99.1

Settlement Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.2

Warrant, dated December 14, 2007, issued by CalAmp Corp. to EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.3

Voting and Lock-Up Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.4

Registration Rights Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.5

Subordinated Promissory Note, dated December 14, 2007, in the amount of $5,000,000 issued by CalAmp Corp. to EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.6

Joint Filing Agreement, dated as of August 28, 2012, by and among Charles W. Ergen, EchoStar Corporation, EchoStar Technologies L.L.C., DISH Network Corporation, DISH Orbital Corporation and DISH DBS Corporation.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: August 28, 2012	/s/ Charles W. Ergen
Charles W. Ergen

ECHOSTAR CORPORATION

/s/ Dean A. Manson
Name: Dean A. Manson
Title: Executive Vice President, General Counsel and Secretary

ECHOSTAR TECHNOLOGIES L.L.C.

/s/ Dean A. Manson
Name: Dean A. Manson
Title: Executive Vice President, General Counsel and Secretary

DISH NETWORK CORPORATION

/s/ R. Stanton Dodge
Name: R. Stanton Dodge
Title: Executive Vice President, General Counsel and Secretary

DISH ORBITAL CORPORATION

/s/ R. Stanton Dodge
Name: R. Stanton Dodge
Title: Executive Vice President, General Counsel and Secretary

DISH DBS CORPORATION

/s/ R. Stanton Dodge
Name: R. Stanton Dodge
Title: Executive Vice President, General Counsel and Secretary

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit Number	Description

99.1

Settlement Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.2

Warrant, dated December 14, 2007, issued by CalAmp Corp. to EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.3

Voting and Lock-Up Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.4

Registration Rights Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.5

Subordinated Promissory Note, dated December 14, 2007, in the amount of $5,000,000 issued by CalAmp Corp. to EchoStar Technologies L.L.C. (formerly known as EchoStar Technologies Corporation) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.6

Joint Filing Agreement, dated as of August 28, 2012, by and among Charles W. Ergen, EchoStar Corporation, EchoStar Technologies L.L.C., DISH Network Corporation, DISH Orbital Corporation and DISH DBS Corporation.